Exhibit 99.1

PowerBank and Intellistake Announce Strategic Alliance to Pioneer Digital Currencies, including Bitcoin Treasury Integration and RWA Tokenization

Highlights of the Partnership:

●	Digital Currency Treasury Program: PowerBank will accumulate Bitcoin and Intellistake will accumulate digital currencies that support decentralized AI. .

●	Bitcoin Treasury Management: Intellistake will help manage digital asset operations for PowerBank and serve as PowerBank’s supporting partner for security, custody, and treasury management.

●	Tokenized Energy Assets: Potential for First-of-their-kind tokens backed by RWA including solar and storage infrastructure.

VANCOUVER, BRITISH COLUMBIA July 31, 2025 – POWERBANK CORPORATION (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”) – announces a transaction with Intellistake Technologies Corp. (“Intellistake”) that involves the intersection of digital assets, energy, and tokenized finance. Intellistake (CSE: ISTK) is a technology company bridging traditional capital markets with decentralized AI and blockchain infrastructure, and PowerBank (formerly SolarBank), is a leader in clean energy infrastructure.

Together, these two high-growth companies will pursue three seminal initiatives:

1.	A Digital Asset Treasury Program: Leveraging Bitcoin as a long-term treasury reserve asset, PowerBank, with Intellistake’s support, intends to accumulate and hold Bitcoin on its balance sheet and Intellistake intends to accumulate digital assets that support decentralized AI, such as FET Token — aligning with the global shift toward decentralized financial reserves.

2.	Bitcoin Treasury Management: Under the partnership framework, Intellistake will help manage digital asset operations for PowerBank and serve as PowerBank’s supporting partner for security, custody, and treasury management of Bitcoin.

3.	The Tokenization of Real-World Assets (RWA): Intellistake and PowerBank are evaluating the potential tokenization of PowerBank’s clean energy assets or shares — providing an investment and financing alternative.

“Tokenization is no longer a concept—it’s an inevitability,” said Jason Dussault, CEO of Intellistake. “By combining our expertise in capital markets and digital asset custody with PowerBank’s scalable, real-world energy platform, we’re unlocking a new opportunity..”

As institutions and sovereign funds increasingly embrace tokenized securities and decentralized asset strategies, the Intellistake–PowerBank partnership centres on transforming legacy energy systems into a tokenized product.

According to a recent report by CryptoSlate, analysts forecast that the market cap for tokenized real-world assets (RWAs) could reach $30 trillion by 2034(1)—driven by advances in blockchain, AI, and investor demand for transparent, real-time asset ownership and settlement.

“This partnership is about more than collaboration—it’s about setting the pace for a shift in how companies manage capital and assets,” said Dr. Richard Lu, CEO of PowerBank. “As the world accelerates toward AI, automation, and clean energy, Bitcoin and tokenization are presenting new opportunities. PowerBank and Intellistake are here to take part in that transformation, to bridge traditional energy infrastructure with the demand of the digital economy.”

Intellistake and PowerBank are presently evaluating the regulatory framework for tokenization. Any tokenization will be subject to it being completed in compliance with applicable law, regulatory requirements and terms of any underlying agreements associated with PowerBank assets. The actual structure of such tokenization, the assets that would be subject to tokenization, and the associated timeline, have not yet been determined. Intellistake and PowerBank will provide further updates as material developments related to this tokenization strategy occur.

The actual timing and value of Bitcoin purchases, under the allocation strategy will be determined by management. Purchases will also depend on several factors, including, among others, general market and business conditions, the trading price of Bitcoin and the anticipated cash needs of Intellistake or PowerBank. The allocation strategy may be suspended, discontinued or modified at any time for any reason. Intellistake will support PowerBank’s establishment of custody for its digital currency purchases and PowerBank no longer intends to utilize Coinbase for this service. As of the date of this press release, no Bitcoin purchases have been made.

(1)	https://cryptoslate.com/analysts-predict-30-trillion-market-cap-for-tokenized-rwa-by-2034/

About Intellistake

For additional information on the business of Intellistake please refer to https://www.intellistake.ai/.

Other Corporate Update: Shares to Solar Flow-Through Directors

In addition, the Company has issued a total of 56,275 shares to certain former and current directors and officers of Solar Flow-Through Funds Ltd. (“SFF”) These shares are issuable in connection with outstanding directors fees due to such directors or officers that were assumed as part of the acquisition of Solar Flow-Through Funds Ltd. (“SFF”).

The issuance of 10,905 shares to Matthew Wayrynen (director and officer of the Company) and 10,905 indirectly to Frederick Jung (officer of SFF) (collectively, the “Related Parties”), will be considered “related party transactions” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company intends to rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of such Related Parties’ participation in the Debt Settlement as neither the fair market value of the Debt Settlement of, nor the fair market value of the Shares to be issued thereunder, insofar as it involves Related Parties, is expected to exceed 25% of the Company’s market capitalization (all as determined under MI 61-101). A material change report will not be filed in connection with this transaction. The securities of the Company that will be acquired by the Related Parties will be acquired pursuant to an exemption from the prospectus requirement in section 2.14 of National Instrument 45-106. The Board of Directors of the Company approved the issuance of these shares with Mr. Wayrynen abstaining from voting on the approval of the issuance of his shares. As a result of this transaction Mr. Wayrynen and Mr. Jung’s percentage ownership of common shares of the Company will increase to 0.40% and 0.10%, respectively.

The issuance of shares is subject to final acceptance of the Cboe Canada Exchange Inc. and all shares issued thereunder will be subject to a statutory hold period of four months and a day from the date of issuance in accordance with applicable securities legislation.

About PowerBank

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.powerbankcorp.com.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; details of the partnership between Intellistake and PowerBank including the Bitcoin treasury program, Bitcoin treasury management and tokenized energy assets, and expectations regarding the market for digital currencies, tokenization and decentralized AI, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559